December 1, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed on March 16, 2009

Form 10-Q for the quarter ended June 30, 2009

Filed on August 10, 2009

File Number: 001-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated November 16, 2009, with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2008 filed on March 16, 2009 (“2008 Form 10-K”) and Ambac’s Form 10-Q for the quarter ended June 30, 2009 filed on August 10, 2009 (“June 30, 2009 Form 10-Q”). The November 16, 2009 letter is a follow up to our response letter dated October 9, 2009, with respect to Ambac’s 2008 Form 10-K and June 30, 2009 Form 10-Q.

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For reference purposes, the text of your November 16, 2009 letter has been reproduced in this letter with responses directly following the reproduced text. The section subheader and page number in each comment refers to Ambac’s 2008 Form 10-K or June 30, 2009 Form 10-Q.

In each of our responses below where we indicate we will provide revised disclosures in the future, we will begin including those disclosures in the December 31, 2009 Form 10-K.

Securities and Exchange Commission Staff Comments:

Form 10-K for the Fiscal Year ended December 31, 2008

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Investment Portfolio, page 100

1.	Please refer to comment one of your response. You told us in our discussion with you on November 10, 2009 that you do not perform an other-than-temporary impairment analysis on those investments that are guaranteed by you. Please tell us how this complies with ASC Topic 320-10-35 (FSP No. 115-2).

December 1, 2009

Ambac response:

From time to time Ambac purchases impaired investment securities which it also insures (i.e. guarantees) and classifies those securities as available-for-sale. In all such cases, Ambac is purchasing these securities at a discount to par value and we do not intend to sell these securities. The current accounting literature in ASC Topic 320-10-35, related to other-than-temporary impairment (“OTTI”), and ASC Topic 944 (SFAS No. 163), related to financial guarantee contracts, does not address the interaction of investment accounting and insurance accounting in situations where a financial guarantor purchases securities it has already insured. We believe any OTTI earnings recognition related to our holdings of Ambac-insured investment securities are substantively reflected in our recognition of insurance loss reserves for those securities as further discussed below. As such, any additional earnings recognition of OTTI for such investments would inappropriately “double-count” the same credit loss already reflected within insurance loss reserves and related unearned premium revenue (“UPR”) liability.

As indicated in the above comment, ASC Topic 320-10-35 requires an on-going assessment to determine whether an investment security (held as an invested asset) is other-than-temporarily impaired. If an entity determines an OTTI condition exists and the reporting entity does not intend to sell the security, it would record the credit loss (amortized cost less present value of expected future cash flows) through earnings and any remaining non-credit related loss (present value of expected future cash flows less fair value) through other comprehensive income.

Ambac’s financial guarantee insurance policies generally pay scheduled interest and principal (i.e. par) if the issuer of the insured obligation fails to meet its obligation. As discussed in the notes to the Form 10-Qs filed during 2009, in accordance with ASC Topic 944 a loss reserve (i.e. claim liability) is recorded on the balance sheet on a policy-by-policy basis for the excess of (a) the present value of expected net cash outflows to be paid under an insurance contract, i.e. the expected loss, over (b) the UPR for that contract. The present value of the expected net cash outflows are discounted using a risk-free discount rate corresponding to the remaining expected weighted-average life of the exposure and the exposure currency. Ambac estimates the cash outflows used to compute loss reserves based on the collectability of the underlying insured security and considers the same factors outlined in the OTTI guidance under ASC 320-10-35-33G including the remaining payment terms of the security, prepayment speeds, financial condition of the issuer, expected defaults and value of the underlying collateral. Consequently, the undiscounted cash outflows used for loss reserve recognition by a financial guarantor are substantively the same undiscounted cash flows used for OTTI credit loss recognition by an investor who purchased the same security (uninsured) at par value. Differences would likely arise between reported amounts of insurance loss reserves and OTTI credit losses resulting from:

•

Discount rates – loss reserves require use of a risk-free rate and OTTI credit losses may use the rate implicit in the security at the date of acquisition, which would likely be higher than a risk-free rate. Assuming all else equal, the loss reserve amount would be higher than the OTTI credit loss.

•

Purchase price of security – if an investor purchased a security at a discount to par, all else equal, it would report a lower OTTI credit loss than the guarantor’s loss reserve. Conversely, a security purchased at a premium would result in a higher OTTI loss than the reported loss reserve, all else equal.

At the time of purchase, Ambac continues to maintain the loss reserves originally established under ASC 944 and further credit deterioration would continue to be reflected in Ambac’s loss reserves. For reasons outlined above, Ambac does not record OTTI credit loss impairment through earnings at the time of purchase or in subsequent periods as this impairment is already reflected in our loss reserve calculation. Consistent with ASC Topic 320, we report the difference between amortized cost and fair value (non-credit related loss) in other comprehensive income each period.

December 1, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Borrower Default Burnout, page 65

2.	Please refer to comment seven of your response. Please address the following:

•

You state that in cases where loans are repurchased by a sponsor, the effect is typically to increase the over-collateralization of the securitization. Please clarify to whom the sponsor pays cash to repurchase a loan, whether Ambac receives cash and if so from which entity Ambac receives cash and who determines the amount of cash Ambac receives.

•

You qualify the statement that the sponsor pays an amount equal to unpaid principal and interest to repurchase a loan by stating “generally required.” If there are material deviations from this requirement, please disclose them and the effect on your estimated recoveries.

•

You state that your estimate of subrogation recoveries include two components: (1) the amount of actual loans with identified material breaches of representations and warranties discovered from samples of largely poorly performing loans (“Adverse samples”) in a securitization and (2) estimated amounts of loans with material breaches of representations and warranties based on an extrapolation of the breach rate identified in a random sample of loans (“Random samples”) taken from the entire population of loans in a securitization. The disclosure implies that both methods are used for each securitization. This appears to contradict the disclosure that the estimated recoveries for ten of the transactions were based on only those loans that were examined and the remaining transaction was based on a statistical random sample, which implies that both methods are not used for each securitization. Please advise and clarify your disclosure as needed;

•

Please tell us whether the probabilities you assigned to potential recoveries subject to litigation indicates that one or more of these potential recoveries are probable. In your response, please tell us the consideration you gave to the rebuttable assumption cited in ASC 410-30-35-9 (SOP 96-1, paragraph 140), which indicates realization of a claim subject to litigation is not probable, and

•

It appears that you have not recorded any subrogation recoveries if the sponsor was not a subsidiary of a global financial institution. Please tell us how this complies with ASC 944-40-30-32 (SFAS No. 163, paragraph 25).

Ambac response:

With respect to the first bullet point above, when a loan is repurchased by a sponsor, the purchase price is paid by the sponsor to the trust which holds the loan. The trust is the vehicle used to securitize the loans. The cash becomes an asset of the trust, replacing the loan that was repurchased. That additional cash is then applied in accordance with the trust indenture, which as a practical matter means it is used to offset additional losses in the month the cash is received by the trust. This has the effect of reducing the size of Ambac’s claim payments in the month(s) following the re-purchase of the loan by the sponsor.

With respect to the second bullet point above, in most cases (10 of 13 deals where subrogation recoveries have been recorded), the transactions require the sponsor to repurchase the loans for the unpaid principal plus accrued interest. In a minority of cases, the purchase price does not include accrued interest. In other cases, the repurchase price may also include such items as unreimbursed servicer advances and expenses and/or costs and expenses of the trust/trustee resulting from the

December 1, 2009

breach of representations and warranties that trigger the repurchase obligation. However, Ambac’s estimate of subrogation recoveries is based only upon the unpaid principal balances of breached loans.

With respect to the third bullet point above, the estimate of the subrogation recovery for each transaction was determined using either an Adverse sample or a Random sample, but not both. The pro-forma enhanced disclosure below, which has been black-lined to reflect changes to the excerpt from our 2008 Form 10-K disclosure, will be included in our future filings.

Ambac estimates ~~of~~ subrogation recoveries at the transaction level using one of two approaches: ~~includes two components:~~ (1) the amount of actual loans with identified material breaches of representations and warranties discovered from samples of largely poorly performing loans (“Adverse samples”) in a securitization or (2) estimated amounts of loans with material breaches of representations and warranties based on an extrapolation of the breach rate identified in a random sample of loans (“Random samples”) taken from the entire population of loans in a securitization. Ambac used the Random sample approach for transactions where it was possible to select and test a statistically valid random sample.

With respect to the fourth bullet point above, in determining subrogation recoveries, management applied the accounting guidance in ASC 944-40-30-32 (SFAS No. 163, paragraph 25), which states “Expected net cash outflows (cash outflows, net of potential recoveries, expected to be paid to the holder of the insured financial obligation, excluding reinsurance) are probability-weighted cash flows that reflect the likelihood of all possible outcomes. For purposes of this Subtopic, the expected net cash outflows shall be developed using the insurance entity’s own assumptions about the likelihood of all possible outcomes based on all information available to the insurance entity (including relevant market information)” (emphasis added). For potential recoveries subject to litigation, the basis for the amount recognized includes management’s consideration of:

•	Advice from outside legal counsel on the likelihood and the amounts expected to be recovered; and

•	Experience with transactions negotiated and settled with the sponsor where existence of a material breach was found.

Further, we believe the recognition of such recoveries is consistent with ASC 944-4-20, which defines “subrogation” as “The right of an insurer to pursue any course of recovery of damages, in its name or in the name of the policyholder, against a third party who is liable for costs relating to an insured event that have been paid by the insurer.”

Finally, because the measurement of subrogation recoveries is a component of the overall measurement of financial guarantee insurance claim liabilities, we do not believe the guidance in ASC 410-30-35-9 (SOP 96-1, paragraph 140) is applicable in this context. Specifically, ASC 410-30-15-3, item d, indicates that liability recognition for unpaid claims of insurance entities is outside the scope of this Subtopic.

With respect to the fifth bullet point above, management believes in cases where the sponsor is not a subsidiary of a global financial institution, the cost to negotiate or litigate for settlement outweighs the expected recovery from these sponsors, which we believe have limited resources. Consequently, management did not attempt to notify these sponsors of the material breaches in these transactions, thus we effectively assigned a zero probability such recoveries would be realized.

Please feel free to contact me at (212) 208-3393 or Richard Alger at (212) 208-3196 should you require further information or have any questions.

December 1, 2009

Sincerely,

Robert Eisman

Corporate Controller and

Principal Accounting Officer

Copy to:	David Wallis
President and Chief Executive Officer
Ambac Financial Group, Inc.

Kevin J. Doyle, Esq.
Senior Vice President and General Counsel
Ambac Financial Group, Inc.

John Schwolsky, Esq.
Dewey & LeBeouf LLP

Joel Parker
Accounting Branch Chief
Securities and Exchange Commission

Paul Laurenzano
Partner
KPMG